SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

QUARTERLY REPORT

(From January 1, 2004 to September 30, 2004)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

QUARTERLY REPORT

(From January 1, 2004 to September 30, 2004)

To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the Quarterly Report (From January 1, 2004 to September 30, 2004) of the 20th fiscal year in accordance with Item 3 of Article 186 of the Securities & Exchange Law.

Bon Joon Koo

Joint Representative Director,

Vice-Chairman and Chief Executive Officer

Ron H. Wirahadiraksa

Joint Representative Director,

Senior Executive Vice-President and Chief Financial Officer

17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea 150-721. Tel) 82-2-3777-1114

Dong Joo Kim

Vice President

Finance & Risk Management Department

Tel) 82-2-3777-0702

1

Contents

(All information is presented on a non-consolidated Korean GAAP basis)

Attachment:	1. Korean GAAP Quarterly Non-consolidated Financial Statements
2. U.S. GAAP Quarterly Consolidated Financial Statements

2

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•	TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays. Although there are high entry barriers due to its technology- and capital-intensive characteristics, as well as the significant investments required to achieve economies of scale, there is severe competition within the industry.

•	The demand for LCD panels for notebooks & monitors is closely related to the IT industry, and LCD TV will play a key role in the digital display area as digital TV market starts to grow. In addition, LCD panel markets for applications, such as medical applications and automobile navigation systems, are growing steadily.

(2) Cyclicality

•	The TFT-LCD business has high cyclicality as a capital intensive business. This industry experiences periodic cyclicality caused by imbalances between demand and supply due to capacity expansion within the industry.

(3) Competitiveness

•	Core competitiveness includes new product design capability based on new technology application, timely investment, cost leadership and marketing capability to lead system makers.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

(4) Sourcing material

•	Materials are sourced in-house(Color Filter) as well as from domestic and international vendors. However, domestic portion is expected to grow.

•	Raw materials shortage may arise due to capacity expansion within the industry as well as rapid demand increase of raw materials.

(5) Others

•	Most TFT-LCD makers are located in Asia: (Major makers)

a. Korea: LG.Philips LCD, Samsung Electronics (including Joint Venture between Samsung Electronics and Sony Corporation)

b. Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, QDI, etc.

c. Japan: Sharp, Hitachi, etc.

d. China: SVA-NEC LCD, BOE-Hydis.

1

B. Company

(1) Business overview

•	We entered the TFT-LCD business in 1998, became a Joint Venture between LG Electronics and Philips Electronics in 1999 and became the first company in the world to commence commercial production at a 4th generation fab (P3) in July 2000, followed by the world’s first 5th generation fab (P4) in March 2002 to meet the demand for large-size monitors. In addition, we started mass production of the 6th generation fab (P6) in August 2004, which completed a full line-up of products in response to various customer demands.

(2) Market shares

•	World market share of large-size TFT LCD module (≥10”) based on revenue as of the end of June 2004 is 19.9% according to DisplaySearch (3Q 2004 Report, for 2Q 2004).

•	World market share of LCD TV module based on revenue as of the end of June 2004 is 19.1% according to DisplaySearch (3Q 2004 Report, for 2Q 2004)

(3) Market characteristics

•	TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

(4) New business and forecast

•	We currently operate six fabrication facilities, P1, P2, P3, P4, P5, and P6 located in Gumi, Korea, and two module assembly facilities located in Gumi, Korea and Nanjing, China.

•	In March 2004, we broke ground for a new TFT-LCD industrial complex to be developed in Paju, Korea, and construction of P7 is currently in progress.

•	Our strategy is to maintain a leading position in high value-added TFT-LCD products, such as aviation, medical equipment and industrial automation. In addition, we are planning todiversify markets through sales increase in rapidly growing products, such as Internet appliance, PDA and IMT 2000-related products.

2

(5) Organization chart

*	CEO : Chief Executive Officer
*	CTO : Chief Technology Officer
*	CFO : Chief Financial Officer

2. Information Regarding Shares

A. Shareholder Lists

(1) Total stocks issued : 325,315,700 shares as of Sep. 30, 2004

(2) Principal shareholders and related parties

[Sep. 30, 2004]	(Unit: 1,000 common shares)

Name	End of Dec. 2003	Increase/Decrease	Sep. 30 2004	Cause of change
LGE	72,500 (50%)	72,500	145,000 (44.57%)	Stock split, etc.
Philips	72,500 (50%)	72,500	145,000 (44.57%)	”
Total	145,000 (100%)	145,000	290,000 (89.14%)

*	The number of shares and the ratio of shares have changed due to stock split on May 25, 2004 (from 10,000 won to 5,000 won) and IPO on July 23, 2004 followed by over-allotment option exercised on Aug 8, 2004.

(3) Shareholders who have shares over 5%

[Sep. 30, 2004]	(Unit : 1,000 shares)

Rank	Name	Type of Stock	Number of shares	Ratio
1.	LGE	Common Stock	145,000	44.57%
2.	Philips	Common Stock	145,000	44.57%
	Total		290,000	89.14%

3

B. Voting rights

[Sep.30, 2004]	(Unit: share)

Description	Number of shares
1. Stocks with voting rights [A-B]	325,315,700
A. Total stocks issued	325,315,700
B. Stocks without voting rights	—
2. Stocks with restricted voting rights	—
3. Stocks with recovered voting rights	—
Total voting right [1-2+3]	325,315,700

C. Dividends

(1) Dividends during recent 5 fiscal years

[Par value: 5,000 Won]	(Unit: In millions of won)

Description	2003	2002	2001	2000	1999
Net income	1,019,100	288,792	-381,603	494,768	617,176
Earnings per share(Won)	3,514	996	-1,316	1,706	3,184
Retained earning for dividends	1,307,892	288,792	—	281,784	263,618

Dividend Ratio	—	—	—	76.60%	35.95%
A. Dividend per share(Won)
B. Total Dividend Amount				379,000	221,860
C. Dividend per Par Value( %)

Net Capital per share (Won)	9,980	6,435	5,444	6,760	9,431
Ordinary income per share (Won)	3,514	996	-1,316	1,706	3,184

*	Based on par value 5,000 won (Stock split from par value 10,000 won to par value 5,000 won per Share as of May ‘04)

*	Retained earning for dividends is the amount before dividend

3. Major Products and Materials

A. Major products from Q1 to Q3, 2004

(Unit: In billions of won)

Business area	Sales types	Items	Specific use	Major trademark	Sales(ratio)
	Export	TFT-LCD	Notebook, Monitor, TV Applications Modules,etc.	LG.Philips LCD	6,093(98%)
TFT-LCD	Domestic	TFT-LCD	Notebook, Monitor, TV Applications Modules,etc.	LG.Philips LCD	136(2%)

4

B. Average price trends of major products

(Unit: USD)

Description	2004(Q1~Q3)	2003	2002
TFT-LCD panel(avg.)	3,300	3,094	3,568

* Assumptions for calculations

•	Average price from Q1 to Q3 of 20th fiscal year (year 2004). (Average sales price/m2)

* Major factors contributing to price fluctuation

•	Prices are subject to change due to the fluctuation in market situation.

•	Increases in panel size & premium products

C. Major materials from Q1 to Q3, 2004

(Unit: In billions of won)

Business area	Purchase types	Items	Specific use	Purchase amount (ratio)	Remarks
TFT-LCD	Materials	Color Filter Polarizer PCB, etc.	LCD Panel Manufacturing	180 (5%) 382 (12%) 2,691 (83%)
Total				3,253 (100%)

D. Price trends of major materials

(Unit : Won)

Description	2004 (Q1~Q3)	2003	2002
Color Filter	8,946	16,475	37,502
Polarizer	8,119	7,288	7,571
PCB	2,711	2,090	1,949

(1) Assumption for calculation

•	Average unit price of major raw materials

(2) Major factors contributing to price fluctuations

•	Prices vary according to difference between demand and supply.

•	Continuous cost reduction efforts by material vendors.

5

4. Production and Equipment

A. Production capacity and calculation

1) Production capacity

(Unit : 1,000 glass sheets)

Business area	Items	Business place	2004 (from Q1 to Q3)	2003	2002
TFT-LCD	TFT-LCD	Gumi	4,621	5,280	3,948

2) Calculation of Capacity

a. Method

(1) Assumptions for calculation

•	Based on optimal production capacity

•	Based on input

(2) Calculation method

•	Average of monthly input capacity for recent three months(3rdquarter)× given periods (9months)

b. Average working hours

•	Refer to B-(2)

B. Production performance and working ratio

(1) Production performance

(Unit : 1,000 glass sheets)

Business area	Items	Business place	2004 (from Q1 to Q3)	2003	2002
TFT-LCD	TFT-LCD	Gumi	4,372	3,674	2,764

(2) Working Ratio

(Unit: Hours)

Business place(area)	Maximum working hours of 2004 (from Q1 to Q3)	Real working hours of 2004 (from Q1 to Q3)	Average working ratio
Gumi (TFT-LCD)	6,576 (24HR. X 274Days)	6,576 (24HR. X 274Days)	100%

6

C. Investment plan

(1) Investment in progress

(Unit: In billions of won)

Business area	Description	Investment period	Investment Assets	Investment effect	Total investment	Already invested	To be invested	Remarks
TFT-LCD	New / Expansion , etc.	‘02.4Q~	Building/ Machinery, etc.	Capacity Expansion	5,350	3,760	1,590	—

(2) Investment Plan

(Unit: In billions of won)

Business area	Project	Expected total investment		Expected yearly investment			Investment effects	Remarks
		Assets	Amount	2004	2005	2006
TFT-LCD	New/ Expansion , etc.	Building/ Machinery, etc.	—	3,934	3,900 ~4,800	—	Capacity Expansion

*1. Expected investment in 2004 and 2005 is subject to change according to market environment and change, etc.

  2. Investment during 2006 cannot be reasonably expected due to industry characteristics.

5. Sales

A. Sales performance

(Unit: In billions of won)

Business area	Sales types	Items		2004 (from Q1 to Q3)	2003	2002
			Export	6,093	5,884	3,446
TFT-LCD	Products, etc.	LCD	Domestic	136	147	72
			Total	6,229	6,031	3,518

B. Sales route and sales method

(1) Sales organization

•	Departments such as Note book sales, Monitor sales, TV sales and applications including sales planning & administration department under Worldwide Sales EVP.

•	Sales subsidiaries in America, Germany, Japan, Taiwan and China (Hong Kong, Shanghai) perform sales business in overseas countries and provide technical support.

*	There is a production subsidiary in Nanjing, China.

7

(2) Sales route

•	LG.Philips LCD HQ & Nanjing subsidiary → Overseas subsidiaries (USA/Europe/Japan /Taiwan /Hong Kong/Shanghai) → Integrator, Branded customer → End user

•	LG.Philips LCD HQ& Nanjing subsidiary → Integrator, Branded customer → End user

(3) Sales method and condition

•	Direct sales & sales through overseas subsidiaries

(4) Sales strategy

•	Secure stable sales to major PC makers and consumer electronic makers in the world market, and maintain strong leadership in growing and high value added products such as large monitor market, growing LCD TV market, car navigation market, avionics, medical and factory automation.

•	Sales order from end users to overseas subsidiaries -> Information to HQ -> Scheduling the production plan -> Shipping products to subsidiaries -> Sales to end users by overseas subsidiaries.

6. Employees

[Sep. 30, 2004]	(Unit : person, year, in millions of won)

	Detail employees				Total Salary from Q1 to Q3, 2004	Per capita Salary	Average Service Period
Sex	Official Worker	Line Worker	Others	Total
Male	3,692	3,144	—	6,836	168,589	28	4
Female	304	2,969	—	3,273	53,705	19	2
Total	3,996	6,113	—	10,109	222,294	25	3.4

8

7. Financial Information

A. Financial Highlights

(Unit: In millions of won)

Description	2004 (from Q1 to Q3 )	2003	2002		2001		2000
[Current assets]	2,298,151	1,918,329		806,156		374,198	455,304
☐ Quick assets	1,785,075	1,644,838		463,539		189,708	183,259
☐ Inventories	513,076	273,491		342,617		184,490	272,045
[Fixed assets]	6,622,131	4,295,753		3,613,748		3,361,220	2,973,535
☐ Investments	269,362	203,343		147,832		128,397	63,386
☐ Tangible assets	6,161,330	3,874,428		3,210,884		2,937,209	2,584,643
☐ Intangible assets	191,439	217,982		255,032		295,614	325,506
Total Assets	8,920,282	6,214,082		4,419,904		3,735,418	3,428,839
[Current liabilities]	1,580,281	2,044,005		1,117,066		904,952	1,204,805
[Non-current liabilities]	1,641,041	1,276,045		1,436,775		1,251,713	263,834
Total Liabilities	3,221,322	3,320,050		2,553,841		2,156,665	1,468,639
[Capital Stock]	1,626,579	1,450,000		1,450,000		1,450,000	1,450,000
[Capital surplus]	1,014,270	—		—		—	—
☐ Capital reserve	1,014,270	—		—		—	—
☐ Asset revaluation reserve	—	—		—		—	—
[Retained earnings ]	3,056,253	1,436,229		417,129		128,337	509,940
[Capital adjustment]	1,858	7,803	Δ	1,066		416	260
Total Shareholder’s equity	5,698,960	2,894,032		1,866,063		1,578,753	1,960,200
Sales	6,229,064	6,031,261		3,518,289		2,386,617	2,389,712
Operating income	1,707,259	1,113,793		273,881	Δ	303,646	674,158
Ordinary income	1,663,477	1,009,731		293,249	Δ	420,342	496,129
Net income	1,620,024	1,019,100		288,792	Δ	381,603	494,768

Δ is minus.

(Based on Non-consolidated, Korean GAAP)

9

B. R&D Expense

(1) Summary

(Unit: In millions of won)

	Account	2004 (from Q1 to Q3 )	2003	2002	Remarks
	Direct Material Cost	145,549	141,614	77,051
	Direct Labor Cost	13,210	14,421	10,480
	Depreciation Expense	5,819	6,165	8,722
	Others	10,011	9,186	5,525
	R&D Expense Total	174,589	171,386	101,778
Accounting Expense allocation	Selling & Admin.	29,040	29,812	24,772
	Manufacturing Cost	145,549	141,574	77,006
	R&D Expense / Sales ratio [Total R&D Expense÷Sales for the period×100]	2.80%	2.84%	2.89%

1) Design department expense was excluded in 2002

2) Royalty was not included

(2) R&D achievements

•	Application Model: Completed LH180Q01(first small-size transflective model) and 16 other models

•	NBPC Model: Completed LP171W02(Prism LGP applied model) and 30 other models

•	MNT Model: Completed LM201W01(for Apple) and 54 other models

•	TV Model: Completed LC260W01(for Matsushita) and 47 other models

C. Domestic Credit Rating

Rating Date	Subject	Rating	Rating Agency (Rating range)
2004.05.04	Corporate Debenture	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
2004.05.03	Commercial Paper	A1	Korea Investors Service, Inc. (A1 ~ D)
2004.04.29	Corporate Debenture	AA-	Korea Investors Service, Inc. (AAA ~ D)
2004.04.29	Commercial Paper	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)

10

D. Remuneration for directors & executive officers in 2004

Classification	Approved amount in Shareholders Meeting	Per capita Average amount
CEO(Bon Joon Koo)
CFO(Ron H. Wirahadiraksa)
Outside Director(Bart van Halder)	2.5 billion won per annum	310 million won per annum
Outside Director(In Goo Han)
Worldwide Sales/EVP(Duke M. Koo)*
Manufacturing/EVP(Ki Seon Park)*
CTO(Budiman Sastra)*
Marketing/EVP(Bruce I. Berkoff)*

Notes	1) Special bonus was excluded
2) *Executive officers (not BOD members)
3) LPL does not pay remuneration to non-executive director except for outside directors

8. Events after September 30, 2004

- 2004.10. 8.: Issued U.S. dollar denominated floating rate notes (unregistered, non-guaranteed, and unsecured)

Class of Bonds	Aggregate Face Value				Issuance Date	Maturity Date	Coupon Rate	Method of Principal Payment
	USD (in million)		KRW (in million)
The 3rd FRN	U$	200	(Won)	230,360	2004.10.08	2007.10.08	3M Libor + 0.6%	Bullet payment

11

LG.Philips LCD Co., Ltd.

Interim Non-Consolidated Financial Statements

September 30, 2004 and 2003

LG.Philips LCD Co., Ltd.

Index

September 30, 2004 and 2003, and December 31, 2003

Page(s)
Report of Independent Accountants	1 - 2

Non-consolidated Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Cash Flows	5 - 6

Notes to Non-Consolidated Financial Statements	7 - 34

Report of Independent Accountants

To the Board of Directors and Shareholders of

LG.Philips LCD Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of LG.Philips LCD Co., Ltd. (the “Company”) as of September 30, 2004 and the related non-consolidated statements of income and cash flows for the three-month periods and nine-month periods ended September 30, 2004 and 2003, expressed in Korean Won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of LG.Philips LCD Co., Ltd. as of December 31, 2003 and the related non-consolidated statements of operations, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 12, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

As discussed in Note 1 and 14, in July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant to underwriting agreement dated July 15, 2004, the Company sold 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand. The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

October 14, 2004

This report is effective as of October 14, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG.Philips LCD Co., Ltd.

Non-Consolidated Balance Sheets

September 30, 2004 and December 31, 2003

(Unaudited)

(in millions of Korean Won)	2004		2003
Assets
Current assets
Cash and cash equivalents (Note 3)	(Won)	1,152,519	(Won)	449,218
Available-for-sale securities		43		68
Trade accounts and notes receivable, net (Notes 4, 5 and 19)		517,702		1,057,366
Inventories (Note 6)		513,076		273,491
Other accounts receivable, net (Notes 4 and 5)		1,524		12,016
Accrued income, net (Note 4)		2,070		283
Advance payments, net (Note 4)		5,197		3,008
Prepaid expenses		25,101		22,431
Prepaid value added tax		48,780		82,332
Others (Note 13)		32,139		18,116

Total current assets		2,298,151		1,918,329

Property, plant and equipment, net (Note 7)		6,161,330		3,874,428
Long-term financial instruments (Note 3)		16		16
Equity-method investments (Note 8)		41,778		36,572
Non-current guarantee deposits		18,932		16,564
Long-term other accounts receivable, net (Note 4)		—		166
Long-term prepaid expenses		49,227		35,063
Deferred income tax assets (Note 17)		159,409		114,962
Intangible assets (Note 9)		191,439		217,982

Total assets	(Won)	8,920,282	(Won)	6,214,082

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowing (Note 10)	(Won)	—	(Won)	62
Trade accounts and notes payable (Notes 5 and 19)		415,798		380,113
Other accounts payable (Note 5 and 19)		970,150		1,014,745
Advances received		1,534		3,909
Withholdings		3,438		3,991
Accrued expenses (Note 5)		78,359		105,567
Income tax payable (Note 17)		77,692		39,553
Current maturities of long-term debt (Note 10)		—		465,623
Others (Note 13)		33,310		30,442

Total current liabilities		1,580,281		2,044,005

Debentures, net of current maturities and discounts on debentures (Note 11)		1,439,853		1,154,586
Long-term debts, net of current maturities (Note 11)		158,145		100,501
Accrued severance benefits, net (Note 12)		43,043		20,958

Total liabilities		3,221,322		3,320,050

Commitments and contingencies (Note 13)

Shareholders’ equity
Capital stock (Note 14)
Common stock, (Won)5,000 par value per share; 400 million shares authorized; 325 million and 290 million shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively		1,626,579		1,450,000
Capital surplus (Note 14)		1,014,270		—
Retained earnings (Note 15)		3,056,253		1,436,229
Capital adjustments (Note 16)		1,858		7,803

Total shareholders’ equity		5,698,960		2,894,032

Total liabilities and shareholders’ equity	(Won)	8,920,282	(Won)	6,214,082

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Income

Three-Month and Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
(in millions of Korean Won, except per share amounts)	2004		2003		2004		2003
Sales (Notes 19 and 20)	(Won)	1,836,181	(Won)	1,668,590	(Won)	6,229,064	(Won)	3,940,584

Cost of sales (Note 19)		1,542,111		1,240,412		4,355,386		3,280,271

Gross profit		294,070		428,178		1,873,678		660,313

Selling and administrative expenses		50,210		50,431		166,419		127,002

Operating income		243,860		377,747		1,707,259		533,311

Non-operating income
Interest income		5,130		2,320		12,687		4,289
Foreign exchange gains (Note 13)		3,046		8,134		81,163		48,708
Gain on foreign currency translation (Note 13)		19,136		52,176		28,654		52,176
Gain on valuation of investments using the equity method of accounting (Note 8)		6,471		—		7,590		—
Gain on disposal of property, plant and equipment		912		57		2,952		1,100
Others		1,924		9,554		7,740		14,977

		36,619		72,241		140,786		121,250

Non-operating expenses
Interest expenses		10,942		21,452		35,444		56,421
Foreign exchange losses (Note 13)		26,110		7,039		127,445		48,964
Loss on foreign currency translation (Note 13)		3,474		45,792		6,444		45,792
Loss on valuation of investments using the equity method of accounting (Note 8)		—		15,155		—		18,149
Loss on disposal of property, plant and equipment		—		979		20		1,029
Loss on disposal of accounts receivable		2,898		1,279		4,837		5,147
Loss on disposal of available-for-sale securities		—		1		20		308
Donations		11		112		10,357		264
Others		1		3		1		5

		43,436		91,812		184,568		176,079

Income before income taxes		237,043		358,176		1,663,477		478,482

Income tax expense (benefit) (Note 17)		(53,825)		15,119		43,453		3,337

Net income	(Won)	290,868	(Won)	343,057	(Won)	1,620,024	(Won)	475,145

Ordinary income per share (Note 18)	(Won)	920	(Won)	1,183	(Won)	5,422	(Won)	1,638

Earnings per share (Note 18)	(Won)	920	(Won)	1,183	(Won)	5,422	(Won)	1,638

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

(in millions of Korean Won)	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2004		2003		2004		2003
Cash flows from operating activities
Net income	(Won)	290,868	(Won)	343,057	(Won)	1,620,024	(Won)	475,145

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		305,069		262,086		839,468		684,273
Amortization of intangible assets		11,156		10,973		33,223		32,845
Provision for severance benefits		5,667		5,964		26,193		17,165
Gain on foreign currency translation, net		(12,748)		(12,181)		(25,215)		(8,276)
Loss on disposal of available-for-sale securities		—		1		20		308
Gain (loss) on disposal of property, plant and equipment, net		(912)		922		(2,932)		(71)
Amortization of discount on debentures		2,737		2,732		8,747		7,917
Gain (loss) on valuation of investments using the equity method of accounting		(6,471)		15,155		(7,590)		18,149
Others		2,605		7,012		16,593		13,773

		307,103		292,664		888,507		766,083

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		545,468		(367,538)		543,138		(424,212)
(Increase) decrease in inventories		(152,964)		(14,133)		(234,241)		63,354
Decrease (increase) in other accounts receivable		1,285		(6,029)		10,492		(7,278)
Increase in accrued income		(1,134)		(819)		(1,787)		(814)
Decrease (increase) in advance payments		1,900		(2,363)		(2,188)		(1,942)
Decrease in prepaid expenses		7,219		4,901		8,088		12,036
Decrease (increase) in prepaid value added tax		12,532		(4,930)		33,551		(9,947)
Decrease (increase) in other current assets		4,311		7,060		(8,537)		9,902
Decrease in long-term other accounts receivable		—		216		166		648
Increase in long-term prepaid expenses		(21,987)		(3,861)		(24,923)		(12,032)
Increase in deferred income tax asset		(77,343)		(3,263)		(44,447)		(15,045)
Increase in trade accounts and notes payable		36,794		70,526		35,386		121,395
Increase (decrease) in other accounts payable		87,960		(80,141)		121,864		(152,300)
(Decrease) increase in advances received		(637)		225		(2,375)		(23,788)
Decrease in withholdings		(1,651)		(1,672)		(553)		(4,116)
Increase (decrease) in accrued expenses		15,419		6,485		(26,830)		(3,467)
Increase in income taxes payable		14,615		18,382		38,139		18,382
Decrease in other current liabilities		(20,547)		(8,210)		(19,260)		(9,158)
Accrued severance benefits transferred from affiliated company, net		213		386		1,021		620
Payment of severance benefits		(3,493)		(3,272)		(7,980)		(9,288)
Decrease in severance insurance deposit		1,281		1,318		2,773		1,181
Decrease in contribution to the National Pension Fund		35		44		78		170

		449,276		(386,688)		421,575		(445,699)

Net cash provided by operating activities	(Won)	1,047,247	(Won)	249,033	(Won)	2,930,106	(Won)	795,529

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG.Philips LCD Co., Ltd.

Non-Consolidated Statements of Cash Flows

Three-Month and Nine-Month Periods Ended September 30, 2004 and 2003

(Unaudited)

(in millions of Korean Won)	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
	2004		2003		2004		2003
Cash flows from investing activities
Acquisition of equity-method investments	(Won)	—	(Won)	—	(Won)	—	(Won)	(21,308)
Acquisition of available-for-sale securities		(42)		(7)		(152)		(969)
Proceeds from disposal of available-for-sale securities		—		13		157		1,045
Payment of long-term loans		—		—		—		(69)
Payment of non-current guarantee deposits		(1,071)		(7)		(3,076)		(2,607)
Proceeds from non-current guarantee deposits		—		9		709		56
Proceeds from disposal of property, plant and equipment		956		291		4,151		2,329
Acquisition of property, plant and equipment		(1,394,434)		(390,019)		(3,304,529)		(702,914)
Acquisition of intangible assets		—		—		(32)		(2,537)

Net cash used in investing activities		(1,394,591)		(389,720)		(3,302,772)		(726,974)

Cash flows from financing activities
Proceeds from short-term borrowings		—		—		—		14,491
Proceeds from issuance of debentures		—		—		293,282		—
Repayment on current portion long-term debt		(161,350)		—		(467,202)		—
Proceeds from issuance of long-term debts		—		58,700		59,100		58,700
Repayment of short-term borrowings		—		(20,599)		(62)		(65,075)
Proceeds from issuance of common stock		1,229,133		—		1,229,133		—
Payment of stock issuance cost		(38,284)		—		(38,284)		—

Net cash provided by financing activities		1,029,499		38,101		1,075,967		8,116

Net increase (decrease) in cash and cash equivalents		682,155		(102,586)		703,301		76,671

Cash and cash equivalents
Beginning of the period		470,364		238,339		449,218		59,082

End of the period (Note 21)	(Won)	1,152,519	(Won)	135,753	(Won)	1,152,519	(Won)	135,753

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

1.	The Company

LG.Philips LCD Co., Ltd. (the “Company”) was incorporated in 1985 under the Commercial Code of the Republic of Korea and commenced the manufacturing and sale of Thin Film Transistor- Liquid Crystal Display (“TFT-LCD”) from 1999. On July 26, 1999, LG Electronics Inc., Koninklijke Philips Electronics N.V. (“Philips”) and the Company entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name from LG LCD CO., Ltd. to LG.Philips LCD Co., Ltd. effective August 27, 1999 and on August 31, 1999, the Company issued new shares of common stock to Philips for the consideration of (Won)725,000 million.

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with the Korea Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary Shares (“ADSs”) for gross proceeds of US$748,800 thousand. In September 2004, pursuant the underwriting agreement dated July 15, 2004, the Company sold 1,715,700 shares of common stock in the form of ADSs for gross proceeds of US$51,471 thousand.

As of September 30, 2004, the Company’s shareholders are as follows:

	Number of Shares	Percentage of Ownership (%)
LG Electronics Inc.	145,000,000	44.57
Koninklijke Philips Electronics N. V.	145,000,000	44.57
Others	35,315,700	10.86

	325,315,700	100.00

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial Supervisory Board. As SKFAS No. 2 through No. 9 became applicable to the Company on January 1, 2003, it adopted these statements in its financial statements for the year ended December 31, 2003.

Further, as SKFAS No. 10 and SKFAS Nos. 12 and 13 became applicable to the Company on January 1, 2004, it adopted these Standards in its financial statements for the nine-month period ended September 30, 2004.

As a result of these changes, cost of sales and none-operating expense for the nine-month period ended September 30, 2004 have increased and decreased by (Won)95,440 million, compared to those which would have been reported under the previous accounting principles. These changes had no effect on ordinary income or net income.

Cash and Cash Equivalents

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

Revenue Recognition

Sales of manufactured products are recognized when significant risks and rewards of ownership of the goods are transferred to the buyer.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventories

The Company accounts for inventories under the provision of Statement of Korean Financial Accounting Standards No. 10, Inventories.

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for materials in-transit, which are stated at actual cost using the specific identification method. If the net realizable value of inventory is less than its cost, the carrying amount is reduced to the net realizable value. Any inventory valuation loss are added to the cost of sales and presented as a contra inventory account.

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of Statement of Korean Financial Accounting Standards No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be divided into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

Investments in equity securities of companies, over which the Company exercises significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over 20 years using the straight-line method.

Unrealized profit arising from sales by the Company to equity-method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment includes purchase costs or manufacturing costs, incidental costs directly related to preparing the premises and equipment for use, and the discounted estimated costs to remove, dismantle or restore property, plant and equipment at the end of the estimated useful lives of the related assets when those costs meet the conditions for the recognition of liabilities.

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as described below:

Estimated useful lives
Buildings	20 – 40 years
Structures	20 – 40 years
Machinery and equipment	4 years
Vehicles	4 years
Tools, furniture and fixtures	4 years

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals, which enhance the value of the assets over their recently appraised value, are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets, comprising industrial property rights, rights to use electricity and gas supply facilities, rights to use the industrial water facility, and software costs, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from four to ten years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Discounts on Debentures

Discounts on debentures are amortized over the repayment period of the debentures using the effective interest rate method. Amortization is included in interest expense.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet dates ((Won)1,152.7:US$1 as of September 30, 2004; (Won)1,194.3:US$1 as of December 31, 2003), and the resulting translation gains and losses are recognized in current operations.

Warranty Reserve

The Company provides a warranty relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to cost at the time of sale and are included in the accompanying balance sheet as a warranty reserve.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to the National Pension Fund in accordance with the National Pension Funds Law. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

Accrued severance benefits are funded through a group severance insurance plan and are presented as a deduction from accrued severance benefits.

Sales or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sales of the receivables if the control over the receivables are substantially transferred to the buyers. The losses from the sales of the receivables are charged to current operations as incurred.

Derivatives

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, hedges for fluctuations in fair market value caused by the changes in foreign exchange rates, and those acquired for profit. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In the case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the income statement. If the contract expires, the gains and losses from derivative transactions are presented in the income statement in case of hedges for fluctuations in fair market value and are offset against sales in case of cash flow hedging.

Income Taxes

The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss carry-forwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense computed under applicable tax regulations, and the changes in the balances of deferred income tax assets and liabilities during the period.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

Investment tax credits are accounted for by the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits, are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to considerations on their recognition, are recognized for the carry-forward amount.

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents and financial instruments as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions)	Annual interest rate (%) as of September 30, 2004	2004		2003
Cash and cash equivalents
Cash on hand	—	(Won)	7	(Won)	3
Checking accounts	—		60		20
Time deposits	2.8 – 3.8		452,164		376,423
Passbook accounts in foreign currency	1.0 – 1.6		700,288		72,772
		US$	(605)	US$	(60)
		JP¥	(230)	JP¥	(63)

			1,152,519		449,218

Long-term financial instruments
Guarantee deposit for checking accounts	0.1 – 0.5		16		16

		(Won)	1,152,535	(Won)	449,234

As of September 30, 2004 and December 31, 2003, long-term financial instruments represent key money deposits required to maintain checking accounts and, accordingly, the withdrawal of such deposits is restricted.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

4.	Receivables

The Company’s receivables, including trade accounts and notes receivable, as of September 30, 2004 and December 31, 2003, consist of the following:

	2004
(in millions of Korean Won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	518,164	(Won)	462	(Won)	—	(Won)	517,702
Other accounts receivable		1,804		268		12		1,524
Accrued income		2,091		21		—		2,070
Advance payments		5,249		52		—		5,197

	(Won)	527,308	(Won)	803	(Won)	12	(Won)	526,493

	2003
(in millions of Korean Won)	Gross amount		Allowance for doubtful accounts		Discounts on present value		Carrying value
Trade accounts and notes receivable	(Won)	1,061,336	(Won)	3,970	(Won)	—	(Won)	1,057,366
Other accounts receivable		12,473		383		74		12,016
Accrued income		286		3		—		283
Advance payments		3,038		30		—		3,008
Long-term other accounts receivable		170		2		2		166

	(Won)	1,077,303	(Won)	4,388	(Won)	76	(Won)	1,072,839

As of September 30, 2004 and December 31, 2003, trade bills negotiated through banks but which have not yet matured, amounted to approximately (Won)527,281 million and (Won)117,991 million, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

5.	Assets and Liabilities Denominated in Foreign Currencies

As of September 30, 2004 and December 31, 2003, monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes to financial statements, are as follows:

	2004				2003
(in millions)	Korean Won Equivalent		Foreign Currency		Korean Won Equivalent		Foreign Currency
Trade accounts and notes receivable	(Won)	480,506	US$ JP¥ EUR	312 1,442 74	(Won)	1,037,591	US$ JP¥ EUR	770 5,443 39
Other accounts receivable		567	US$ JP¥	1 15		5,332	US$ JP¥	4 51
Trade accounts and notes payable		160,742	US$ JP¥	51 9,778		187,091	US$ JP¥	43 12,247
Other accounts payable		120,348	US$ JP¥ EUR	21 8,862 3		89,521	US$ JP¥ EUR	12 6,728 1
Accrued expenses		9,929	US$	9		18,521	US$	16

6.	Inventories

Inventories as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004		2003
Finished products	(Won)	244,960	(Won)	82,995
Work-in-process		108,464		77,454
Raw materials		113,644		82,975
Supplies		46,008		30,067

	(Won)	513,076	(Won)	273,491

As of September 30, 2004 and December 31, 2003, inventories, and property, plant and equipment are insured against fire and other casualty losses up to (Won)19,523,306 million and (Won)16,194,946 million, respectively.

Losses on valuation of inventories, of which cost is below net realizable value, for the nine-month periods ended September 30, 2004 and 2003 amounted to (Won)85,521 million and (Won)16,961 million, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

7.	Property, Plant and Equipment

Changes in property, plant and equipment for the nine-month periods ended September 30, 2004 and 2003 are as follows:

	2004
(in millions of Korean Won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2004	(Won)	88,669	(Won)	501,119	(Won)	119,013	(Won)	2,056,822	(Won)	17,751	(Won)	70,708
Acquisition during the period		—		5,188		206		9,838		2,055		25,295
Capitalized interest		55		2,773		—		14,904		—		—
Depreciation		—		(22,983)		(4,272)		(771,424)		(7,268)		(32,573)
Disposal		—		(88)		—		(1,111)		—		(19)
Transfer		224,949		321,163		(345)		1,832,937		6,207		16,478

Balance as of September 30, 2004	(Won)	313,673	(Won)	807,172	(Won)	114,602	(Won)	3,141,966	(Won)	18,745	(Won)	79,889

Accumulated depreciation	(Won)	—	(Won)	113,295	(Won)	18,379	(Won)	3,933,747	(Won)	40,750	(Won)	127,346

	2004
	Vehicles		Trees		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2004	(Won)	2,587	(Won)	1,529	(Won)	28,521	(Won)	987,709	(Won)	3,874,428
Acquisition during the period		1,788		—		1,160,482		1,908,767		3,113,619
Capitalized interest		—		—		3,864		4,382		25,978
Depreciation		(948)		—		—		—		(839,468)
Disposal		—		—		—		—		(1,218)
Transfer		16		—		(426,109)		(1,987,305)		(12,009)

Balance as of September 30, 2004	(Won)	3,443	(Won)	1,529	(Won)	766,758	(Won)	913,553	(Won)	6,161,330

Accumulated depreciation	(Won)	3,204	(Won)	—	(Won)	—	(Won)	—	(Won)	4,236,721

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

	2003
(in millions of Korean Won)	Land		Buildings		Structures		Machinery and equipment		Tools		Furniture and fixtures
Balance as of January 1, 2003	(Won)	81,451	(Won)	484,731	(Won)	99,462	(Won)	1,539,593	(Won)	18,479	(Won)	59,260
Acquisition during the period		92		746		—		2,956		1,469		13,924
Capitalized interest		—		1		—		4,487		—		—
Depreciation		—		(18,728)		(4,146)		(628,561)		(6,334)		(25,890)
Disposal		—		—		—		(871)		(355)		(43)
Transfer		6,391		34,726		18,079		1,325,930		3,381		20,351

Balance as of September 30, 2003	(Won)	87,934	(Won)	501,476	(Won)	113,395	(Won)	2,243,534	(Won)	16,640	(Won)	67,602

Accumulated depreciation	(Won)	—	(Won)	84,347	(Won)	12,106	(Won)	2,970,153	(Won)	31,650	(Won)	87,079

	2003
	Vehicles		Trees		Machinery- in-transit		Construction- in-progress		Total
Balance as of January 1, 2003	(Won)	1,884	(Won)	1,505	(Won)	393,321	(Won)	531,198	(Won)	3,210,884
Acquisition during the period		370		—		285,267		621,146		925,970
Capitalized interest		—		—		9		875		5,372
Depreciation		(614)		—		—		—		(684,273)
Disposal		—		—		—		—		(1,269)
Transfer		—		24		(672,285)		(736,597)		—

Balance as of September 30, 2003	(Won)	1,640	(Won)	1,529	(Won)	6,312	(Won)	416,622	(Won)	3,456,684

Accumulated depreciation	(Won)	2,209	(Won)	—	(Won)	—	(Won)	—	(Won)	3,187,544

As of September 30, 2004 and December 31, 2003, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately (Won)114,802 million and (Won)76,476 million, respectively.

The Company capitalizes the loss (gain) on foreign currency rate changes and interest expense incurred on borrowings used to finance the cost of constructing the facilities and equipment. The total of both the capitalized loss on foreign currency rate changes and interest expenses for the nine-month periods ended September 30, 2004 and 2003 were (Won)25,978 million and (Won)5,372 million, respectively.

As of September 30, 2004 and 2003, net gain on foreign currency translation arising from foreign currency borrowings, which were deducted from capitalized interest expenses, were (Won)5,918 million and (Won)1,972 million, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

For the nine-month period ended September 30, 2004, the effects of capitalized interest expense on significant accounts in the balance sheet and statement of income as follows:

Balance sheet

(in millions of Korean Won)	If interest expense is capitalized				If interest expense is expensed as incurred				Difference
	Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation		Acquisition cost		Accumulated Depreciation
Property, plant and equipment	(Won)	10,398,051	(Won)	4,236,721	(Won)	10,372,073	(Won)	4,236,063	(Won)	25,978	(Won)	658

Statement of income

(in millions of Korean Won)	If interest expense is capitalized		If interest expense is expensed as incurred		Difference
Depreciation	(Won)	839,468	(Won)	838,810	(Won)	658
Interest expense		35,444		67,340		(31,896)
Foreign currency translation gain		28,654		34,572		5,918
Net income		1,620,024		1,594,704		(25,320)

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

8.	Equity-method Investments

Equity-method investments as of September 30, 2004 and December 31, 2003, consist of the following:

(in millions of Korean Won)	2004
	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100.0	(Won)	6,082	(Won)	9,995	(Won)	9,995
LG.Philips LCD, Germany	960,000		100.0		1,252		—		—
LG.Philips LCD, Japan	1,900		100.0		1,088		4,240		4,240
LG.Philips LCD, Taiwan	11,549,994		100.0		6,076		10,284		10,284
LG.Philips LCD, Nanjing	(	*)	100.0		36,987		9,028		9,028
LG.Philips LCD, Hong Kong	115,000		100.0		1,736		2,963		2,963
LG.Philips LCD, Shanghai	(	*)	100.0		596		5,268		5,268

				(Won)	53,817	(Won)	41,778	(Won)	41,778

(in millions of Korean Won)	2003
	No. of shares owned by the Company		Percentage of Ownership (%)	Acquisition cost		Market or net asset value		Carrying value
LG.Philips LCD, America	5,000,000		100.0	(Won)	6,082	(Won)	6,840	(Won)	6,840
LG.Philips LCD, Germany	960,000		100.0		1,252		568		568
LG.Philips LCD, Japan	1,900		100.0		1,088		1,788		1,788
LG.Philips LCD, Taiwan	11,549,994		100.0		6,076		5,861		5,861
LG.Philips LCD, Nanjing	(	*)	100.0		36,987		21,515		21,515
LG.Philips LCD, Hong Kong	115,000		100.0		1,736		—		—
LG.Philips LCD, Shanghai	(	*)	100.0		596		—		—

				(Won)	53,817	(Won)	36,572	(Won)	36,572

(*)	No shares are issued according to the local laws and regulation.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

The details of the equity method valuation for the nine-month periods ended September 30, 2004 and 2003 are as follows:

	2004
(in millions of Korean Won)	Balance as of January 1, 2004		Acquisitions during the period		Gain (loss) on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of September 30, 2004
LG.Philips LCD, America	(Won)	6,840	(Won)	—	(Won)	3,493	(Won)	—	(Won)	(338)	(Won)	9,995
LG.Philips LCD, Germany		568		—		(424)		—		(144)		—
LG.Philips LCD, Japan		1,788		—		2,631		—		(179)		4,240
LG.Philips LCD, Taiwan		5,861		—		4,807		—		(384)		10,284
LG.Philips LCD, Nanjing		21,515		—		(11,309)		—		(1,178)		9,028
LG.Philips LCD, Hongkong		—		—		3,057		—		(94)		2,963
LG.Philips LCD, Shanghai		—		—		5,335		—		(67)		5,268

	(Won)	36,572	(Won)	—	(Won)	7,590	(Won)	—	(Won)	(2,384)	(Won)	41,778

	2003
(in millions of Korean Won)	Balance as of January 1, 2003		Acquisitions during the period		Loss on valuation of investments using equity method		Retained earnings adjustment		Capital adjustment		Balance as of September 30, 2003
LG.Philips LCD, America	(Won)	8,590	(Won)	—	(Won)	(721)	(Won)	—	(Won)	48	(Won)	7,917
LG.Philips LCD, Germany		1,368		—		(1,520)		—		152		—
LG.Philips LCD, Japan		2,188		—		(1,916)		—		(7)		265
LG.Philips LCD, Taiwan		6,530		—		(1,376)		—		43		5,197
LG.Philips LCD, Nanjing		17,817		18,976		(10,338)		—		266		26,721
LG.Philips LCD, Hongkong		—		1,736		(1,759)		—		23		—
LG.Philips LCD, Shanghai		—		596		(519)		—		—		77

	(Won)	36,493	(Won)	21,308	(Won)	(18,149)	(Won)	—	(Won)	525	(Won)	40,177

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

As of September 30, 2004 and 2003, elimination of unrealized gains or losses in the valuation of investments using the equity method is as follows:

(in millions of Korean Won)	2004						2003
	Inventories		Property, plant and equipment		Total		Inventories		Property, plant and equipment		Total
LG.Philips LCD, America	(Won)	(474)	(Won)	—	(Won)	(474)	(Won)	(848)	(Won)	—	(Won)	(848)
LG.Philips LCD, Germany		4,342		—		4,342		(3,233)		—		(3,233)
LG.Philips LCD, Japan		201		—		201		(1,556)		—		(1,556)
LG.Philips LCD, Taiwan		(1,060)		—		(1,060)		(3,049)		—		(3,049)
LG.Philips LCD, Nanjing		3,041		(2,779)		262		(3,948)		—		(3,948)
LG.Philips LCD, Hongkong		(474)		—		(474)		(5,845)		—		(5,845)
LG.Philips LCD, Shanghai		838		—		838		(875)		—		(875)

	(Won)	6,414	(Won)	(2,779)	(Won)	3,635	(Won)	(19,354)	(Won)	—	(Won)	(19,354)

9.	Intangible Assets

Changes in intangible assets for the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004
	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2004	(Won)	209,922	(Won)	127	(Won)	4,287	(Won)	3,646	(Won)	217,982
Acquisition during the period		—		155		6,461		64		6,680
Amortization		(30,818)		(15)		(547)		(1,843)		(33,223)

Balance as of September 30, 2004	(Won)	179,104	(Won)	267	(Won)	10,201	(Won)	1,867	(Won)	191,439

Accumulated amortization	(Won)	232,949	(Won)	49	(Won)	2,104	(Won)	7,846	(Won)	242,948

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

(in millions of Korean Won)	2003
	Intellectual property rights		Rights for usage of electricity and gas supply facilities		Rights to industrial water facilities		Software		Total
Balance as of January 1, 2003	(Won)	246,054	(Won)	126	(Won)	2,775	(Won)	6,076	(Won)	255,031
Acquisition during the period		982		17		1,538		—		2,537
Amortization		(30,657)		(12)		(353)		(1,823)		(32,845)

Balance as of September 30, 2003	(Won)	216,379	(Won)	131	(Won)	3,960	(Won)	4,253	(Won)	224,723

Accumulated amortization	(Won)	162,200	(Won)	35	(Won)	2,601	(Won)	3,572	(Won)	168,408

The Company has classified the amortization as part of manufacturing overhead costs. Amortizations for the nine-month periods ended September 30, 2004 and 2003 amounted to (Won)33,223 million and (Won)32,845 million, respectively.

The details of intellectual property rights as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	Description	2004		2003		Remaining Period
Intellectual property rights	Patent relating to TFT-LCD business	(Won)	179,104	(Won)	209,922	5 years

The Company expensed research and development costs of (Won)174,589 million and (Won)109,043 million for the nine-month periods ended September 30, 2004 and 2003, respectively.

For the nine-month periods ended September 30, 2004 and 2003, the significant expenses, which are expected to have probable future economic benefits but expensed in the period they are incurred due to the uncertainty in the realization of such benefits, are as follows:

(in millions of Korean Won)	2004		2003
Training expenses	(Won)	9,495	(Won)	5,781
Advertising expenses		3,873		1,077
Expenses for foreign market expansion		4,283		3,382

	(Won)	17,651	(Won)	10,240

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

10.	Short-Term Debts

Short-term borrowing as of September 30, 2004 and December 31, 2003 is as follows :

(in millions) Type of borrowing	Creditor	Annual interest rate (%) as of September 30, 2004	2004		2003
Usance	Chohung Bank	—	(Won)	—	(Won)	62
					JP¥	(6)

			(Won)	—	(Won)	62

Current maturities of long-term debt as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions)	Creditor	Annual interest rates (%) as of September 30, 2004	2004		2003
Long-term debt in Won currency debentures	Chohung Bank, and others	—	(Won)	—	(Won)	300,000
Long-term debt in foreign currency debentures	—	—		—		167,202
				—	US$	(140)
Less : Discounts on debentures				—		(1,579)

			(Won)	—	(Won)	465,623

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

11.	Long-Term Debts

Long-term debts as of September 30, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	Annual interest rates (%) as of September 30, 2004	2004		2003
Won currency debentures :
Non-guaranteed, payable through 2009	5.0 – 6.0	(Won)	1,050,000	(Won)	1,050,000
Less : Current maturities			—		(300,000)
Discounts on debentures			(26,313)		(24,834)

			1,023,687		725,166

Foreign currency debentures :
Floating rate notes, payable through 2006	3M Libor + 1.1		232,846		241,249
Term notes, payable through 2006	3M Libor +1.1		187,890		361,873
Less : Current maturities			—		(167,202)
Discount on debentures			(4,570)		(6,500)

			416,166		429,420

		(Won)	1,439,853	(Won)	1,154,586

Won currency loans :
General loans	5.9 – 6.1	(Won)	117,800	(Won)	58,700

Foreign currency loans :
General loans	3M Libor+1.1		40,345		41,801

		(Won)	158,145	(Won)	100,501

As of September 30, 2004 and December 31, 2003, U.S. dollar debentures amounted to US$365 million and US$505 million, respectively and U.S. dollar loans amounted to US$ 35 million.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

The aggregate annual maturities of long-term debt outstanding as of September 30, 2004, exclusive of adjustments relating to discounts, are as follows:

(in millions of Korean Won)

For the period ending September 30,	Won currency debentures		Won currency loans		Foreign currency debentures		Foreign currency loans		Total
2006	(Won)	200,000	(Won)	29,416	(Won)	210,368	(Won)	20,172	(Won)	459,956
2007		—		39,267		210,368		20,173		269,808
2008		300,000		39,267		—		—		339,267
2009 and thereafter		550,000		9,850		—		—		559,850

	(Won)	1,050,000	(Won)	117,800	(Won)	420,736	(Won)	40,345	(Won)	1,628,881

12.	Accrued Severance Benefits

Changes in accrued severance benefits for the nine-month periods ended September 30, 2004 and 2003 consist of the following:

(in millions of Korean Won)	2004		2003
Balance at the beginning of the period	(Won)	56,552	(Won)	43,525
Actual severance payments		(7,980)		(9,288)
Transferred from affiliated companies, net		1,021		620
Provision for severance benefits		26,193		17,165

		75,786		52,022

Cumulative deposits to the National Pension Fund		(735)		(788)
Severance insurance deposit		(32,008)		(24,894)

Balance at the end of the period	(Won)	43,043	(Won)	26,340

The severance benefits are funded at approximately 42.2% and 47.9% as of September 30, 2004 and 2003, respectively, through a severance insurance deposit for the payment of severance benefits, which is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

13.	Commitments and Contingencies

As of September 30, 2004, the Company has bank overdraft agreements with various banks amounting to (Won)59,000 million.

As of September 30, 2004, the Company has a Revolving Credit Facility Agreement with Shinhan Bank and Hana Bank totaling (Won)200,000 million.

As of September 30, 2004, the Company has agreements with several banks for U.S. dollar denominated accounts receivable negotiating facilities up to an aggregate of US$842 million. The Company has made agreements with several banks in relation to the opening of letters of credit amounting to US$61 million. The related amounts of negotiated foreign currency receivables outstanding as of September 30, 2004 and December 31, 2003 amounted to (Won)527,281 million and (Won)117,991 million, respectively.

As of September 30, 2004, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others.

The Company is involved in several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co., of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently, the Company filed a complaint against customers of Chunghwa Picture Tubes, which included ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp., claiming patent infringement on rear mountable liquid crystal display devices in United states District of Delaware and Patent country Court in the United Kingdom. And the Company filed a complaint against Chunghwa Picture Tubes in American Arbitration Association in connection with the ownership for patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have any material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Company enters into foreign currency forward contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy. The use of foreign currency forward contracts allows the Company to reduce its exposure to the risk that the eventual Korean won cash outflows resulting from operating expenses, capital expenditures, purchasing of materials and debt service will be adversely affected by changes in exchange rates.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

A summary of these contracts follows (in millions):

Contracting party	Selling position		Buying position		Contract foreign exchange rate	Maturity date
HSBC and others	US$	857	(Won)	1,004,323	(Won)1,151.15:US$1~ (Won)1,202.3:US$1	October 1, 2004 - May 11, 2005
BNP Paribas and others	US$	255	JP¥	27,870	JP¥103.34:US$1~ JP¥111.52:US$1	October 1, 2004 - March 24, 2005

As of September 30, 2004, the Company recorded unrealized gains and losses on outstanding foreign currency forward contracts of (Won)13,213 million and (Won)2,168 million, respectively. Total unrealized gains and losses of (Won)9,046 million and (Won)2,168 million, respectively, were charged to current operations for the nine-month period ended September 30, 2004, as these contracts did not meet the requirements for a cash flow hedge. Unrealized gains amounting to (Won)4,167 million, which were incurred relating to cash flow hedges from forecasted exports, were recorded as capital adjustments.

The hedged forecasted transactions are expected to occur on May 11, 2005 and the aggregate amount of all deferred gains recorded in capital adjustments, which is expected to be included in the determination of net income within a year from September 30, 2004, is (Won)4,167 million.

For the nine-month periods ended September 30, 2004 and 2003, the Company recorded realized exchange gains of (Won)28,545 million and (Won)17,763 million, respectively, on foreign currency forward contracts upon settlement, and for the nine-month periods ended September 30, 2004 and 2003, realized exchange losses amounted to (Won)40,487 million and (Won)8,057 million, respectively.

The Company entered into cross-currency swap contracts to manage the exposure to changes in currency exchange rates in accordance with its foreign currency risk management policy and to manage the exposure to changes in interest rates related to Floating Rate Notes. These transactions do not meet the requirements for hedge accounting for financial statement purposes. Therefore, the resulting realized and unrealized gains or losses, measured by quoted market prices, are recognized in current operations as gains or losses as the exchange rates change.

A summary of these contracts follows (in millions):

Contracting party	Buying position		Selling position		Contract foreign exchange rate	Maturity date
HSBC	US$	210		—	3M Libor	May 4, 2005 -
		—	(Won)	247,818	3.43 –3.60%	May 11, 2005

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

As of September 30, 2004, unrealized losses of (Won)3,367 million were charged to current operations as these contracts did not meet the requirements for hedge accounting for financial statement purposes.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

14.	Capital Stock

On March 19, 2004, at the Annual General Meeting, stockholders approved an increase of authorized shares from 200 million to 400 million and a stock split on a 2:1 basis effective on May 25, 2004. The number of issued common shares as of September 30, 2004 and 2003 are 325,315,700 and 290,000,000, respectively. The Company intends to use the proceeds of new shares to fund the capital expenditures associated with the construction of its seventh generation TFT LCD fabrication plant (“P7”) and other LCD facility in Korea.

Issuances and other movements in common stock in the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean Won)

Date of Issuance	Type	Par Value		Additional Paid-in Capital
January 1, 2003	Beginning balance	(Won)	1,450,000	(Won)	—
January 1, 2004	Beginning balance		1,450,000		—
July 22, 2004	Issuance of common stock		168,000		1,001,833
September 7, 2004	Issuance of common stock		8,579		50,721
	Stock issuance cost		—		(38,284)

September 30, 2004		(Won)	1,626,579	(Won)	1,014,270

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

15.	Retained Earnings

Retained earnings as of September 30, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004		2003
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		68,251		68,251
Unappropriated retained earnings		2,927,916		1,307,892

	(Won)	3,056,253	(Won)	1,436,229

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate, as a reserve for business rationalization, a portion of retained earnings equal to tax reductions arising from investment and other tax credits. This reserve was not available for dividends until December 11, 2002 when the related law was abolished, and this may be transferred to capital stock through an appropriate resolution by the Company’s Board of Directors or used to reduce accumulated deficit, if any, through an appropriate approval by the Company’s shareholders.

16.	Capital Adjustments

Capital adjustments as of September 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004		2003
Foreign currency translation gain on the affiliates	(Won)	(2,309)	(Won)	75
Gain on valuation of derivative instruments		4,167		7,728

	(Won)	1,858	(Won)	7,803

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

17.	Income Taxes

Income tax expense (benefit) for the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004		2003
Current income taxes	(Won)	87,900	(Won)	18,382
Deferred income taxes		(44,447)		(15,045)

Income tax expense	(Won)	43,453	(Won)	3,337

The income tax effect of temporary differences, including available net operating loss carry-forwards and tax credits, comprising the deferred income tax assets and liabilities as of September 30, 2004 and December 31, 2003, are as follows:

(in millions of Korean Won)	2004		2003
Inventories	(Won)	4,619	(Won)	4,538
Investments		(85)		2,900
Accounts receivable		(55)		1,892
Other current assets		(21)		702
Property, plant and equipment		23,680		10,934
Warranty liabilities		5,892		2,660
Others		220		(1,178)
Tax credit carry-forward		125,159		92,514

	(Won)	159,409	(Won)	114,962

Available tax credits as of September 30, 2004 amounted to (Won)139,066 million. Tax credits can be carried forward up to four years under the Corporate Income Tax Law in Korea.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

The reconciliations from income before income taxes to income for tax purposes for the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004		2003
Income before income taxes	(Won)	1,663,477	(Won)	478,482
Loss on valuation of inventories		1,575		(3,311)
Investment		(32,260)		28,705
Allowance for doubtful accounts		—		9,877
Translation on adjustment debit or credit		(2,515)		1,425
Depreciation		41,598		21,469
Other current assets		1,548		18,558
Cost of sales		2,174		18,574
Others		—		(163,773)

Taxable income	(Won)	1,675,597	(Won)	410,006

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with the Corporate Income Tax Law enacted in December 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the succeeding three years.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to temporary differences in recognizing certain income and expenses for financial reporting and income tax purposes, and the tax exemption under the Foreign Investment Promotion Act of Korea. The effective tax rates of the Company for the nine-month periods ended September 30, 2004 and 2003 are 2.61% and 0.70%, respectively.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

18.	Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Earnings per share for the three-month and nine-month periods ended September 30, 2004 and 2003 is calculated as follows:

	For the three-month periods ended September 30,				For the nine-month periods ended September 30,
(in millions of Korean Won, except for per share amount)	2004		2003		2004		2003
Net income as reported on the income statements	(Won)	290,868	(Won)	343,057	(Won)	1,620,024	(Won)	475,145
Weighted-average number of common shares outstanding		316		290		299		290

Earnings per share	(Won)	920	(Won)	1,183	(Won)	5,422	(Won)	1,638

Earnings per share for the three-month period and nine-month period ended September 30, 2003 retroactively reflected the effect of the stock split (see Note 14).

The number of common shares outstanding for the year ended December 31, 2003 is not changed, except for retroactively reflected the effect of the stock split, and weighted-average number of common shares outstanding for the nine-month period ended September 30, 2004 is calculated as follows:

	Number of Shares	Number of Days Outstanding	Weighted Number of Shares
Beginning number of common shares outstanding	290,000,000	273	79,170,000,000
Issuance of common stock for cash	33,600,000	70	2,352,000,000
Issuance of common stock for cash	1,715,700	23	39,461,100

	325,315,700		81,561,461,100

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

Weighted average number of common shares outstanding :

81,561,461,100 shares ÷ 273 = 298,759,931 shares

Additionally, earnings per share after reflecting the effect of the stock split for the three-month periods ended June 30, 2004 and March 31, 2004 and for the year ended December 31, 2003 are as follows :

	June 30, 2004		March 31, 2004		December 31, 2003
Earnings per share	(Won)	2,418	(Won)	2,165	(Won)	3,514

19.	Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2004 and 2003, and the related account balances outstanding as of September 30, 2004 and 2003, are summarized as follows:

(in millions of Korean Won)	Sales (*)		Purchases (*)		Receivables		Payables
LG Electronics Inc.	(Won)	456,057	(Won)	124,974	(Won)	102,841	(Won)	49,553
LG Construction		—		590,932		—		259,673
LG Chem Ltd.		—		306,369		—		29,654
LG Philips LCD America, Inc.		507,336		—		16,553		—
LG Philips LCD Germany GmbH		711,348		—		69,481		—
LG Philips LCD Japan Co., Ltd.		735,906		—		59,380		—
LG Philips LCD Nanjing Co., Ltd.		1,232,764		231		49,903		—
LG Philips LCD Shanghai Co., Ltd.		604,097		—		48,457		—
LG Philips LCD Hong Kong Co., Ltd.		511,199		—		40,841		—
LG Philips LCD Taiwan Co., Ltd.		1,090,407		13		70,378		—
Philips		—		35,701		8		4,334
LG International Japan Co., Ltd.		—		1,328,120		—		134,080
LG International America Co., Ltd.		—		158,330		—		22,235
LG International HK Co., Ltd.		28,961		6		2,235		—
LG International Singapore Co., Ltd.		51,174		—		—		—
LG MRO Co., Ltd.		—		45,839		—		19,409
LG Micron Ltd.		—		65,234		—		39,725
LG CNS		—		46,953		—		13,291
Others		32,075		126,016		28,440		21,439

2004 Total	(Won)	5,961,324	(Won)	2,828,718	(Won)	488,517	(Won)	593,393

2003 Total	(Won)	1,589,030	(Won)	439,905	(Won)	763,995	(Won)	754,764

(*)	Includes sales and purchases of property, plant and equipment.

See Report of Independent Accountants.

LG. Philips LCD Co., Ltd.

Notes to Non-Consolidated Financial Statements

September 30, 2004 and 2003 and December 31, 2003

(Unaudited)

20.	Segment Information

The Company operates only one segment, the TFT-LCD division. Export sales represented more than 90% of total sales.

The following is a summary of operations by country based on the location of the customers for the nine-month periods ended September 30, 2004 and 2003.

(in millions of Korean Won)

Sales	Domestic		Taiwan		Japan		America		China		Europe		Others		Total
2004	(Won)	616,120	(Won)	1,090,407	(Won)	738,337	(Won)	507,255	(Won)	2,399,250	(Won)	781,138	(Won)	96,557	(Won)	6,229,064
2003	(Won)	680,570	(Won)	897,172	(Won)	581,545	(Won)	294,287	(Won)	918,408	(Won)	424,047	(Won)	144,555	(Won)	3,940,584

21.	Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2004 and 2003 are as follows:

(in millions of Korean Won)	2004		2003
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	717,889	(Won)	729,847
Increase in machinery and others arising from the completion of construction-in-progress		1,987,305		736,597
Increase in machinery arising from the receipt of machinery-in-transit		426,109		672,285
Increase in current portion of long-term debt		—		945,749

22.	Subsequent Event

On October 8, 2004, the Company issued the 3rd floating rate notes amounting to US$200 million bearing interest of 3M Libor plus 0.6% per annum. The notes will mature on October 8, 2007.

23.	Reclassification of Prior Period Financial Statement Presentation

Certain amounts in the financial statements as of and for the three-month and nine-month periods ended September 30, 2003 have been reclassified to conform with the September 30, 2004 non-consolidated financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.

See Report of Independent Accountants.

The Company has engaged its independent registered public accounting firm to perform a review of the September 30, 2004 interim financial statements in accordance with SAS 100.

1

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for share data)

	December 31, 2003		September 30, 2004		(Note 2) September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	(Won)	504,014	(Won)	1,211,843	$1,051,947
Accounts receivable, net
Trade, net		613,029		344,710	299,227
Due from affiliates		541,754		540,602	469,273
Others, net		4,984		5,442	4,724
Inventories		335,921		691,145	599,952
Deferred income taxes		11,617		12,197	10,588
Prepaid expense		23,197		27,834	24,161
Prepaid value added tax		90,085		52,016	45,153
Other current assets		21,695		33,276	28,885

Total current assets		2,146,296		2,919,065	2,533,910

Long-term prepaid expenses		35,063		49,364	42,851
Property, plant and equipment, net		3,974,315		6,360,059	5,520,885
Deferred income taxes		130,654		171,083	148,510
Intangibles, net		29,260		33,335	28,937
Other assets		27,399		90,652	78,691

Total assets	(Won)	6,342,987	(Won)	9,623,558	$8,353,784

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	(Won)	159,189	(Won)	632,052	$548,656
Current portion of long-term debt		466,486		—	—
Trade accounts and notes payable
Trade		305,464		399,748	347,003
Due to affiliates		98,058		92,155	79,996
Other accounts payable
Others		323,714		504,340	437,795
Due to affiliates		699,712		501,238	435,103
Accrued expenses		106,608		88,760	77,049
Income taxes payables		41,406		83,715	72,669
Other current liabilities		51,613		41,091	35,670

Total current liabilities		2,252,250		2,343,099	2,033,941

Long-term debt, net of current portion		1,318,581		1,657,916	1,439,163
Accrued severance benefits, net		20,965		46,249	40,147

Total liabilities		3,591,796		4,047,264	3,513,251

Commitments and contingencies

Stockholders’ equity:
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 290 and 325 million shares at December 31, 2003 and September 30, 2004, respectively		1,450,000		1,626,579	1,411,961

Capital Surplus		—		1,002,952	870,618
Retained earnings		1,297,355		2,945,489	2,556,848
Accumulated other comprehensive income		3,836		1,274	1,106

Total stockholders’ equity		2,751,191		5,576,294	4,840,533

Total liabilities and stockholders’ equity	(Won)	6,342,987	(Won)	9,623,558	$8,353,784

The accompanying notes are an integral part of these consolidated financial statements.

2

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for per share amount)

	For the three month periods ended September 30,				For the nine month periods ended September 30,
	2003		2004		2003		2004		2004 (Note 2)

Sales
Related parties	(Won)	713,832	(Won)	821,346	(Won)	1,837,786	(Won)	2,621,274	$2,275,411
Others		967,326		1,052,233		2,125,423		3,770,788	3,273,254

		1,681,158		1,873,579		3,963,209		6,392,062	5,548,665

Cost of sales		1,247,672		1,543,259		3,245,974		4,423,667	3,839,989

Gross profit		433,486		330,320		717,235		1,968,395	1,708,676

Selling, general and administrative expenses		50,065		65,609		144,428		222,809	193,411

Operating income		383,421		264,711		572,807		1,745,586	1,515,265

Other income (expense)
Interest income		2,382		5,227		4,458		12,998	11,283
Interest expense		(21,888)		(13,870)		(60,743)		(40,832)	(35,444)
Foreign exchange gain (loss), net		39,115		(6,002)		40,774		(18,047)	(15,666)
Others, net		1,176		271		2,747		857	744

Total other income (expense)		20,785		(14,374)		(12,764)		(45,024)	(39,083)

Income before income taxes		404,206		250,337		560,043		1,700,562	1,476,182

Provision (benefit) for income taxes		17,048		(47,557)		33,442		52,428	45,510

Net income	(Won)	387,158	(Won)	297,894	(Won)	526,601	(Won)	1,648,134	$1,430,672

Net income per common share
Basic	(Won)	1,335	(Won)	943	(Won)	1,816	(Won)	5,512	$4.78
Diluted	(Won)	1,335	(Won)	943	(Won)	1,816	(Won)	5,512	$4.78

The accompanying notes are an integral part of these consolidated financial statements.

3

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

(in millions of Korean Won)

	Common Stock			Capital Surplus						Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Additional Paid-In Capital		Unearned Compensation		Retained Earnings				Total
Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive loss :
Net income									526,601				526,601
Cumulative translation adjustment											(960)		(960)

Total comprehensive loss													525,641

Balance as of September 30, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	817,453	(Won)	(2,028)	(Won)	2,265,425

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	—	(Won)	—	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Issuance of Common Stock	35,315,700		176,579		1,014,270								1,190,849
Unearned Compensation							(11,923)						(11,923)
Stock compensation expense							605						605
Comprehensive income :
Net income									1,648,134				1,648,134
Cumulative translation adjustment											(2,388)		(2,388)
Net unrealized gains on derivative, net of tax											(174)		(174)

Total comprehensive income													1,645,572

Balance as of September 30, 2004	325,315,700	(Won)	1,626,579	(Won)	1,014,270	(Won)	(11,318)	(Won)	2,945,489	(Won)	1,274	(Won)	5,576,294

(in thousands of US dollars) (Note 2)

	Common Stock		Capital Surplus			Accumulated Other Comprehensive Income (Loss)
	Shares	Amount	Additional Paid-In Capital	Unearned Compensation	Retained Earnings		Total
Balance as of December 31, 2003	290,000,000	$1,258,681	$—	$—	$1,126,176	$3,330	$2,388,187

Issuance of Common Stock	35,315,700	153,280	880,443				1,033,723
Unearned Compensation				(10,350)			(10,350)
Stock compensation expense				525			525
Comprehensive income :
Net income					1,430,672		1,430,672
Cumulative translation adjustment						(2,073)	(2,073)
Net unrealized gains on derivative, net of tax						(151)	(151)

Total comprehensive income							1,428,448

Balance as of September 30, 2004	325,315,700	$1,411,961	$880,443	$(9,825)	$2,556,848	$1,106	$4,840,533

The accompanying notes are an integral part of these consolidated financial statements.

4

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

(in millions of Korean Won and thousands of US dollars)

	For the nine month periods ended September 30,
	2003		2004		2004
					(Note 2)
Cash flows from operating activities:
Net income	(Won)	526,601	(Won)	1,648,134	$1,430,672

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		686,819		849,689	737,577
Provision for severance benefits		16,085		29,391	25,513
Foreign exchange loss (gain), net		(1,330)		(28,993)	(25,168)
Amortization of intangible assets		3,842		4,747	4,121
Gain on disposal of property, plant and equipment, net		(62)		(104)	(90)
Amortization of debt issuance cost		2,972		5,423	4,707
Stock compensation expense		—		605	525
Decrease (increase) in deferred income taxes assets, net		15,430		(41,621)	(36,129)
Others, net		4,293		(10,965)	(9,518)

Change in operating assets and liabilities:
(Increase) decrease in accounts receivable		(440,058)		272,543	236,582
Decrease (increase) in inventories		43,691		(349,880)	(303,715)
Decrease (increase) in other current assets		1,853		(50,078)	(43,470)
Increase in trade accounts and notes payable		85,199		88,238	76,595
(Decrease) increase in other accounts payable		(25,566)		148,669	129,053
Decrease in accrued expenses		(883)		(17,470)	(15,165)
(Decrease) increase in other current liabilities		(14,933)		22,229	19,296

Net cash provided by operating activities		903,953		2,570,557	2,231,386

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(690,636)		(2,254,925)	(1,957,400)
Purchase from others		(219,422)		(1,161,497)	(1,008,244)
Proceeds from sales of property, plant and equipment		2,330		4,151	3,603
Others, net		(12,911)		(2,272)	(1,972)

Net cash used in investing activities		(920,639)		(3,414,543)	(2,964,013)

Cash flows from financing activities:
Proceeds from short-term borrowings		8,091		472,863	410,471
Proceeds from issuance of long-term debt		112,117		352,391	305,895
Repayment on long-term debt		—		(467,202)	(405,557)
Proceeds from issuance of common stock		—		1,190,849	1,033,723

Net cash provided by financing activities		120,208		1,548,901	1,344,532

Effect of exchange rate changes on cash and cash equivalents		184		2,914	2,530

Net increase in cash and cash equivalents		103,706		707,829	614,435

Cash and cash equivalents:
Beginning of period		70,306		504,014	437,512

End of period	(Won)	174,012	(Won)	1,211,843	$1,051,947

The accompanying notes are an integral part of these consolidated financial statements.

5

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2003 and 2004

1.	Basis of presentation

The accompanying unaudited interim consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”), and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2.	United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,152.0: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on September 30, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3.	Inventories

Inventories at December 31, 2003 and September 30, 2004 comprise the following:

(in millions of Korean Won)	December 31, 2003		September 30, 2004
Finished products	(Won)	122,263	(Won)	402,126
Work in process		88,744		110,119
Raw materials		124,914		178,900

	(Won)	335,921	(Won)	691,145

6

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2003 and 2004

4.	Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the nine month period ended September 30, 2003, there were no derivatives designated as cash flow hedges, and during the period from October 1, 2003 to December 31, 2003, five foreign currency forward contracts were designated as cash flow hedges. For the nine month period ended September 30, 2004, all contracts of these cash flow hedges expired and realized exchange gains were recorded as an addition of sales. During the same period, the Company entered into two foreign currency forward contracts newly and designated as cash flow hedges. All cash flow hedges of the Company were fully effective and changes in the fair value of the derivatives, of (Won)4,167 million, were recorded in other comprehensive income. The deferred gains of (Won)4,167 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the nine month periods ended September 30, 2003 and 2004, the Company recorded realized exchange gains of (Won)23,822 million and (Won)28,545 million and realized exchange losses of (Won)8,057 million and (Won)40,487 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the nine month periods ended September 30, 2003 and 2004, the Company recorded unrealized gains of (Won)71,626 million and (Won)9,047 million and unrealized losses of (Won)25,853 million and (Won)5,535 million, respectively, relating to these derivative contracts designated for trading.

5.	Stockholder’s equity

In July 2004, pursuant to Securities Registration Statement filed on July 16, 2004 with Korean Stock Exchange, the Company sold 8,640,000 shares of common stock for gross proceeds of (Won)298,080 million. Concurrently, pursuant to a Form F-1 registration statement filed on July 15, 2004 with the Securities and Exchange Commission, the Company sold 24,960,000 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$748,800 thousands.

In September 2004, pursuant to the underwriting agreement dated July 15, 2004, the Company sold 1,715,700 shares of common stock in the form of American Depositary shares (“ADSs”) for gross proceeds of US$51,471 thousands.

The Company intends to use the proceeds of these sales to fund the capital expenditures associated with the construction of its seventh generation TFT-LCD fabrication plant (“P7”) and other LCD facility in Korea.

On May 21, 2004, employees of the Company formed an employee stock ownership association, (“ESOA”), which has the right to purchase on behalf of its membership up to 20% (1,728,000 shares) of shares offered publicly in Korea, pursuant to Korean Securities and Exchange Act. Employees purchased the shares through ESOA with the loan provided by the Company at the initial public offering price ((Won)34,500) and put under individual employee’s account. The 20% of the 20% of shares (345,600 shares) purchased by employees with loans from the Company is essentially a restricted stock award which vests over four years. Total compensation costs are accounted for “unearned compensation”, shown as a deduction of Capital Surplus, and it will be amortized during 4 year vesting period. During the nine month period ended September 30, 2004, the Company recorded compensation expense of (Won)605 million. The unearned compensation (Won)11,318 million are expected to be reclassified into earnings within the next forty-five months.

7

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2003 and 2004

6.	Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFT-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. In June 2004, Chunghwa Picture Tubes filed a counter-claim against the Company in the United States District Court for the central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws. In May 2004, the Company filed a complaint against Tatung Co., parent company of Chunghwa Picture Tubes and ViewSonic Corp claiming patent infringement on rear mountable liquid crystal display devices in United states District of Delaware and Patent Country Court in the United Kingdom. And the Company filed a complaint against Chunghwa Picture Tubes in America Arbitration Association in connection with the proprietary for patent. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

7.	Earnings Per Share

Earnings per share for the nine month periods ended September 30, 2003 and 2004 is calculated as follows:

(in millions of Korean Won, except for per share data)	2003		2004
Net income as reported on the income statements	(Won)	526,601	(Won)	1,648,134
Weighted-average number of common shares outstanding		290		299

Earnings per share	(Won)	1,816	(Won)	5,512

8.	Supplemental Cash Flows Information

Supplemental cash flows information for the nine month periods ended September 30, 2003 and 2004 is as follows:

(in millions of Korean Won)	2003		2004
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	729,847	(Won)	717,889

8

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2003 and 2004

9.	Subsequent Events

On October 8, 2004, the Company issued the 3rd floating rate notes amounting to US$ 200 million bearing interest of 3M Libor plus 0.6% per annum. The notes will mature on October 8, 2007.

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: November 15 , 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and
Chief Financial Officer